[Letterhead]

May 1, 1996

Arc Way Associates
Attn: Mr. Elliott Lewis
Group Three North - Suite 400
3190 North East Expressway Access Road
Atlanta, Georgia 30341

Dear Mr. Lewis:

Arc Way Associates, a Georgia limited partnership organized and existing in the State of Georgia (the "Developer"), is the Developer and Owner of a 284-unit multifamily residential rental housing development known as North, Glen Apartments, located in Gwinnett County, Georgia (the "Project"). The cost of acquiring, constructing, improving and equipping the Project was financed by the Housing Authority of Gwinnett County (the "Issuer"), by the issuance of its Multifamily Housing Revenue Bonds (Tempo Northridge Apartments Project) Series 1986, in the principal amount of $12,400,000 (the "Bonds"), pursuant to its Multi-Family Housing Revenue Bond (Tempo Northridge Apartments Project) Resolution adopted on July 7, 1986, as amended and restated on August 12, 1986 (the "Resolution").

The terms of the Bonds, the security therefor, the rights and remedies of the holders thereof, and various other matters in connection therewith were prescribed pursuant to the Resolution.

Proceeds of the Bonds were loaned to the Developer pursuant to a Loan Agreement between the Issuer and the Developer dated as of July 1, 1986 (the "Loan Agreement"), evidenced by the Developer's promissory note (the "Note") in the amount of $12,400,000. The obligations of the Developer under the Loan Agreement and the Note are secured by a Building Loan Deed to Secure Debt and Security Agreement, dated as of July 1, 1986 (the "Building Loan Mortgage"), and various other loan documents defined in the Loan Agreement (collectively, the "Loan Documents").

All of the Bonds issued pursuant to the Resolution were purchased and are owned as of this date by Summit Tax Exempt Bond Fund, L.P. ("Summit"), a limited partnership organized and existing under the laws of the State of Delaware.







[Address]

Mr. Elliott Lewis
June 1, 1993
Page Two

As of December, 1990, the Developer had failed to pay certain amounts of Base Interest on the Note ("Base Interest") when due, which constituted an Event of Default pursuant to various provisions of the Resolution, Bonds and Loan Documents. Pursuant to Section 7.02(a) of the Resolution, Summit, as the single owner of the Bonds, is the designated "Acting Party" with the sole authority to take actions in respect of any Event of Default. The Developer requested that Summit, in its capacity as Acting Party, agree to forbear from enforcing its remedies under the various remedies provisions of the Resolution, Bonds and Loan Documents (collectively, the "Remedies Provisions") in connection with such defaults resulting from the non-payment of Base Interest when due, conditioned on the payment of such interest pursuant to a schedule proposed by the Developer. The Developer also requested that Summit agree to forbear from enforcing its remedies under the Remedies Provisions upon the future occurrence of defaults for the non-payment of Base Interest when due, conditioned on the payment of certain portions of such interest when due. Accordingly, the Developer and Summit entered into a letter agreement dated as of December 3, 1990, (the "1990 Letter Agreement"), whereby Summit agreed to forbear from enforcing its remedies under the Remedies Provisions based upon the partial payment of Base Interest, and on various other terms and conditions, all as set forth therein. Pursuant to the 1990 Letter Agreement, certain portions of the Base Interest which would have been due and payable between December 16, 1990 and December 15, 1992, were deferred in accordance with the terms and conditions thereof.

As of December, 1992, the Developer requested that Summit agree to forbear from enforcing its remedies under the Remedies Provisions upon the occurrence of further defaults for the non-payment of Base Interest when due, from and after December 15, 1992, again conditioned on the payment of certain portions of such interest when due. As consideration for such forbearance, the Developer agreed to the payment of a concession fee to Summit, to the establishment of a monthly escrow payment to provide for the future payment of real estate taxes, assessments and insurance premiums when due, and to certain other matters. matters. Accordingly, Summit and the Developer entered into a second letter agreement dated as of June 1, 1993 (the "1993 Letter Agreement"), whereby certain portions of the Base Interest which would have been due and payable between December 16, 1992 and December 15, 1995, were deferred in accordance with the terms and conditions thereof. The 1993 Letter Agreement also provided for the payment of a concession fee to Summit, to the establishment of a monthly tax and insurance escrow payment, and for certain other matters all as set forth therein.

As of this date, the Developer has requested that Summit extend its agreement to forbear from enforcing its remedies under the Remedies Provisions upon the occurrence of further defaults for the non-payment of Base Interest when due, from and

Mr. Elliott Lewis
May 1, 1996
Page Three


after December 15, 1995, again conditioned on the payment of certain portions of such interest when due. Accordingly, the Developer and Summit hereby agree to extend all the provisions, terms and conditions of the 1993 Letter Agreement with respect to the payment of Base Interest due and payable from December 16, 1995 through December 15, 1997, by deleting "3/16/93 - 12/15/95" under the
"Time Period" heading in paragraph 2(d), and by inserting in lieu thereof "3/16/93 - 12/15/97." Except for this extension of the "Time Period" as set forth in paragraph 2(d), the Developer and Summit hereby agree that all the other provisions, terms and conditions of the 1993 Letter Agreement are hereby ratified and reaffirmed, and shall remain in full force and effect.

If the above accurately sets forth the extension of time on which we have agreed, please return to us five (5) copies of this letter executed by you in the space provided below, at which time this letter shall constitute a binding first amendment to the 1993 Letter Agreement.

                         Very truly yours,

                         SUMMIT TAX EXEMPT BOND FUND, L.P.

                         By: Related Tax Exempt Bond Associates,
                             Inc., a general partner

                         By: /s/ SIGNATURE
                            ------------------------------
                                                   (Title)

Accepted and Agreed to this
3lst day of May, 1996:

Arc Way Associates, a Georgia Limited Partnership

By: EALCO, Inc., general partner

By: /s/ Elliott Lewis
    -----------------------------
    Elliott Lewis,
    President

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